Exhibit 21.1

Perfect Moment Ltd. Subsidiaries

Subsidiaries	Jurisdiction of Organization
Perfect Moment Asia Limited	Hong Kong
Perfect Moment (UK) Limited	United Kingdom
Perfect Moment TM Sarl	Switzerland
Perfect Moment USA Inc.	Delaware